

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

April 21, 2009

Gregory S. Skinner
Chief Financial Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025

   RE: Landec Corporation
      Form 10-K for Fiscal Year Ended May 25, 2008
      Forms 10-Q for Fiscal Quarters Ended August 31, 2008, November 30,
      2008 and March 1, 2009
      File No. 0-27446

Dear Mr. Skinner:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

            Sincerely,

            Rufus Decker
            Accounting Branch Chief